Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of the Registrant’s subsidiaries as of December 31, 2004. The Registrant owns, directly or indirectly, 100% of the voting securities of each subsidiary, unless noted otherwise.

Name	State or Jurisdiction of Organization
Pro-Pharmaceuticals Securities Corp.	Delaware